August 20, 2010

VIA EDGAR

Valerie Lithotomos
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)
- Legg Mason BW Diversified Large Cap Value Fund (the “Fund”)
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to comments that we received from you by telephone on August 18, 2010 regarding Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A that was filed with the Securities and Exchange Commission (“SEC”) on June 4, 2010.  This Post-Effective Amendment concerned the registration of one new series of the Registrant, the Fund.  The responses are reflected in Post-Effective Amendment No. 9 to the Registrant’s registration statement which was filed with the SEC on August 20, 2010 (the “PEA”).

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Registrant’s response to the comment.

Prospectus

1.	Comment: Please confirm supplementally that the Fund does not expect to incur acquired fund fees and expenses (as described in Item 3 of Form N-1A) in the upcoming fiscal year.

Response:  The Registrant confirms that it does not expect the Fund to incur acquired fund fees and expenses in the upcoming fiscal year.

2.	Comment: Supplementally, please explain why the fee table states that Class A’s “Maximum deferred sales charge (load)” is “Generally, none.”

Response:  The Registrant notes that this disclosure is common to the prospectuses of several other funds in the Legg Mason fund family and has previously been discussed

August 20, 2010

with the SEC staff.  The language is intended to alert investors to the fact that certain Class A shareholders are required to pay a deferred sales charge.  As discussed in the “Sales charges” section of the prospectus, an investor does not pay an initial sales charge when the investor purchases $1,000,000 or more of Class A shares; however, if the investor redeems these shares within one year of purchase, the investor will be charged a 1.00% deferred sales charge.

3.
Comment: Please add “equity” before the word “securities” in the first sentence of the “Principal investment strategies” section that reads: “The fund normally invests at least 80% of its net assets in securities of large capitalization companies . . . .”

Response:  The Registrant has made the requested change.

4.
Comment: The second paragraph of the “Principal investment strategies” section states: “The adviser invests in securities that meet that adviser’s value criteria, based on both quantitative and fundamental analysis.”  Please confirm supplementally whether the prospectus provides additional detail about the adviser’s selection process.

Response:  The “More on the fund’s investment strategies, investments and risks–Selection process” section of the prospectus describes the adviser’s selection process in more detail.

5.
Comment: The third paragraph of the “Principal investment strategies” section states: “The fund may invest in foreign securities, either directly or through depositary receipts.”  Please explain whether the fund intends to invest in both debt and equity foreign securities.

Response:  The Registrant has confirmed that the Fund will invest in foreign equity securities as a principal investment strategy.  As described in the Statement of Additional Information, the Fund may also invest in foreign debt securities, however, this is not a principal investment strategy of the Fund.  Accordingly, the applicable sentence has been modified as follows:

The fund may invest in foreign equity securities, either directly or through depositary receipts.

6.
Comment: The “Certain risks” section describes the “Special risks of companies undergoing reorganization or restructuring.”  If this is a principal risk of the Fund, then the “Principal investment strategies” section should reflect that investing in these entities is one of the Fund’s principal investment strategies.

August 20, 2010

Response:  No change has been made with respect to this comment.  As described in the “Principal investment strategies” section, the Fund may invest in equity securities issued by large capitalization companies.  Although, it is not a principal investment strategy of the Fund to invest in companies that are undergoing reorganization or restructuring, it is possible that some of the companies the Fund invests in may be in such a situation.  The risk is disclosed in the “Certain risks” section because it is associated with the Fund’s investment strategy of investing in equity securities.

7.
Comment:  Please confirm that “valuation risk,” as described in the “Certain risks” section, is a principal risk of investing in the Fund.  The Fund invests primarily in securities of large-capitalization companies that tend to have readily available prices.

Response:  The Registrant believes that “valuation risk” is a principal risk of investing in the Fund.  In times of market volatility, all securities, including those of large-capitalization companies, may need to be fair valued.  In addition, the Fund may invest significantly in foreign securities which are often valued using fair value methodologies.

8.	Comment: Please remove the following sentences from the “Performance” section of the prospectus:

The adviser manages other accounts with investment objectives, policies and strategies that are substantially similar in all material respects to the fund. Please see “Related Performance” in this Prospectus for information on the performance of the similar accounts managed by the adviser.

This disclosure is neither required nor permitted by Form N-1A.

Response:  The Registrant has made the requested change.

9.	Comment: In the “Related performance” section of the prospectus, please define the term “manager.”

Response: The “Related performance” section of the prospectus has been modified to refer to “Brandywine Global” instead of “manager.”

10.
Comment: Please revise the “Related performance” section of the prospectus to clarify that the returns of the Composite would have been lower if the Composite had been adjusted to take into account the fund’s fees and expenses.

August 20, 2010

Response:  The Registrant has revised the last sentence to the second paragraph of the “Related performance” section as follows:

~~The higher expenses of the fund compared to the separate accounts in the Composite will tend to reduce the performance of the fund compared to the performance of the Composite.~~ The performance of the Composite has not been adjusted to reflect the higher fees and expenses of the fund.  If the performance had been so adjusted, returns would have been lower than those shown.

11.	Comment: Supplementally, please explain why gross performance is provided in the “Related performance” section.

Response: In the series of no-action letters permitting mutual funds to show the performance of an adviser’s similarly managed accounts in a fund’s prospectus, the SEC staff did not specify what performance information should be provided, except to stress that “a fund is responsible for ensuring that such information is not misleading and does not obscure or impede understanding of required information.”1 The Registrant believes that providing both net and gross performance information of similarly managed accounts is not misleading and may be helpful to investors by showing them the effect fees had on performance of those accounts.

Statement of Additional Information (“SAI”)

12.
Comment: The SAI states the following: “The fund may only change to non-diversified status with the affirmative vote of the fund’s shareholders.” Please disclose in the SAI what percentage vote is needed.

Response:  The SAI has been revised as follows:

The fund may only change to non-diversified status with the ~~affirmative vote~~approval of the fund’s shareholders.  Under the 1940 Act, such approval requires the affirmative vote (a) of 67% or more of the voting securities present at an annual or special meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy, or (b) of more than 50% of the outstanding voting securities of the fund, whichever is less.

1 Nicholas-Applegate Mutual Funds, SEC No-Action Letter (August 6, 1996).

August 20, 2010

13.
Comment: Please change the word “invest” in the Fund’s non-fundamental policy on illiquid securities to “hold” so that the policy reads: “The fund may hold up to 15% of its net assets in illiquid securities.”

Response:  No change has been made with respect to this comment.  The Fund’s non-fundamental policy on illiquid securities is identical to several other funds in the Legg Mason fund family.  The Registrant prefers to keep the policy consistent with that of the other funds.

14.	Comment: Please delete “or any other reasons” from the following statement in the SAI:

If, due to subsequent fluctuations in value or any other reasons, the value of the fund’s illiquid securities exceeds the percentage limitation applicable at the time of acquisition, the fund will consider what actions, if any, are necessary to maintain adequate liquidity.

Response:  No change has been made with respect to this comment.  This policy on illiquid securities is identical to several other funds in the Legg Mason fund family.  The Registrant prefers to keep the policy consistent with that of the other funds.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/  Michelle Y. Mesack

Michelle Y. Mesack